Exhibit 99.1
15 April 2009
James Hardie Successfully Resolves Tax Dispute
with the US Internal Revenue Service
James Hardie today announced that the Appeals Division of the US Internal Revenue Service (IRS) has signed a settlement agreement with the company’s subsidiaries in which the IRS concedes the government’s position in full with regard to its assertion in the Notice of Proposed Adjustment, received by the company on 23 June 2008, that the company did not qualify for benefits under the United States-Netherlands Tax Treaty for the calendar years 2006 and 2007.
The IRS has now concluded that, for those years, the company is entitled to reduced withholding tax rates under the Treaty for certain intra-group payments from the United States to The Netherlands.
The company previously announced on 23 June 2008 that the IRS’s proposed tax assessment for the years 2006 and 2007 consisted of primary tax of US$37 million, penalties of approximately US$9 million and estimated interest of US$4 million. The IRS has conceded that these amounts relating to the years 2006 and 2007 are not owed by the company. The matter has been resolved with the IRS Appeals Division, and under the normal IRS procedures no further steps will be taken with respect to the 2006 and 2007 tax years. This agreement applies only to the 2006 and 2007 years and will not affect or limit the IRS’ ability to challenge the company’s qualification for benefits in later years.
This result is not expected to have any impact on the company’s FY2009 or FY2010 results as the company has not set aside any amount in relation to these proceedings under FIN48, the relevant US GAAP standard on accounting for uncertain tax positions.
END
Media Enquiries:

Russell Chenu
Chief Financial Officer
Telephone: +612 8274 5239
Email: media@jameshardie.com.au
Facsimile: +61 2 8274 5218

Analyst Enquiries:

Sean O’Sullivan
Vice President, Investor and Media Relations
Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 8 July 2008, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

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